UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D

        Under the Securities Exchange Act of 1934

                   TRIAD SYSTEMS CORPORATION (TRSC)
                          (Name of Issuer)

             Common Stock, par value $.001 per share
                     (Title of Class of Securities)

                  CUSIP No. 895818201
                     (CUSIP Number)

                     Thomas F. Steyer
            Farallon Capital Management, L.L.C.
              One Maritime Plaza, Suite 1325
             San Francisco, California  94111
                      (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                    November 14, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .


Check the following box if a fee is being paid with the statement. /x/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                       SCHEDULE 13D

CUSIP No. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     282,900

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     282,900

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     282,900


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     1.6%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE

                       SCHEDULE 13D

CUSIP No. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    With Sole Voting Power

     -0-

8    Shared Voting Power

     311,600

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     311,600

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     311,600


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     1.8%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

      57,800

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      57,800

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

      57,800


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.3%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

      49,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      49,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

      49,100


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.3%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     216,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     216,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     216,100


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     1.2%

14   Type of Reporting Person*

     IA,00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     701,400

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     701,400

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     701,400


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     4.0%

14   Type of Reporting Person*

     00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Argentina

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     917,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     917,500

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     917,500


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.2%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     917,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     917,500

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     917,500


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.2%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     917,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     917,500

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     917,500


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.2%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     701,400

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     701,400

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     701,400


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     4.0%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     917,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     917,500

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     917,500


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    5.2%

14  Type of Reporting Person*

    IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     917,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     917,500

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     917,500


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.2%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     917,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     917,500

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     917,500


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.2%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     917,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     917,500

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     917,500


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.2%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                      SCHEDULE 13D

CUSIP No. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     917,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     917,500

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     917,500


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.2%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 895818201

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     917,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     917,500

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     917,500


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    5.2%

14  Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

     This statement relates to shares of Common Stock, par value $.001 per share (the "Shares") of Triad Systems
Corporation (the "Company"). The Company's principal offices are located at 3055 Triad Drive, Livermore, CA
94550.

     This statement is being filed to report holdings in Shares of Common Stock as of November 14, 1996, and is being filed simultaneously with Amendment No. 1 to this
Schedule 13D which reports aggregate beneficial ownership of less than 5% of the Shares as of November 15, 1996.

Item 2.  Identity and Background

     (a)   This statement is filed by:  (i) Farallon
Capital Partners, L.P., a California limited partnership
("FCP"), with respect to the Shares held by it; (ii)
Farallon Capital Institutional Partners, L.P., a
California limited partnership ("FCIP"), with respect to
the Shares held by it:  (iii) Farallon Capital
Institutional Partners II, L.P., a California limited
partnership ("FCIP II"), with respect to the Shares held
by it; (iv) Tinicum Partners, L.P., a New York limited
partnership ("Tinicum"; collectively with FCP, FCIP and
FCIP II, the "Partnerships"), with respect to the Shares
held by it; (v) Farallon Capital Management, L.L.C., a
Delaware limited liability company ("FCMLLC"), with
respect to the Shares held by Farallon Capital Offshore
Investors, Inc., a British Virgin Islands corporation
("Offshore"), and certain other accounts managed by
FCMLLC (together with Offshore, the "Managed Accounts");
(vi) Farallon Partners, L.L.C., a Delaware limited
liability company ("FPLLC"), with respect to the Shares
held by each of the entities named in (i) through (iv)
above; (vii) each of Enrique H. Boilini ("Boilini"),
David I. Cohen ("Cohen"), Joseph F. Downes ("Downes"),
Jason M. Fish ("Fish"), Andrew B. Fremder ("Fremder"),
William F. Mellin ("Mellin"), Stephen L. Millham
("Millham"), Meridee A. Moore ("Moore") and Thomas F.
Steyer ("Steyer"),
with respect to the Shares held by each of the entities
named in (i) through (v) above; and (viii) Fleur E.
Fairman ("Fairman") with respect to the Shares held by
each of the entities named in (i) through (iv) above.
(FCP, FCIP, FCIP II, Tinicum, FCMLLC, FPLLC, Boilini,
Cohen, Downes, Fairman, Fish, Fremder, Millham, Mellin,
Moore and Steyer shall collectively be referred to
hereafter as the "Filing Persons.")

     The name, principal business, state of incorpora-tion, executive officers, directors and controlling persons of FCMLLC and FPLLC are set forth on Annex 1 hereto. The ownership of the Shares reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Shares, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owners of all such Shares other than the Shares owned by the Managed Accounts, and FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

     (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco,
California  94111, and (ii) Offshore is CITCO Building,
Wickhams Cay, P.O. Box 662, Road Town, Tortola, British
Virgin Islands.

     (c) The principal business of each of the Partner-ships and Offshore is that of a private investment fund engaging in the purchase and sale of securities for its own

PAGE
account. The principal business of FPLLC is to act as General Partner of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.

     (d)   None of the Partnerships, FCMLLC, FPLLC,
Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)   None of the Partnerships, FCMLLC, FPLLC,
Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consider-ation

         The net investment cost (including commissions) is $2,725,726 for the 282,900 Shares held by FCP, $3,002,190 for the 311,600 Shares held by FCIP, $556,909 for the 57,800 Shares held by FCIP II, $473,032 for the 49,100 Shares held by Tinicum and $2,081,755 for the 216,100 Shares held by the Managed Accounts. The consideration was obtained from the working capital of each respective entity (in the case of the Partnerships), or the working capital of the Managed Accounts.

      The Shares held by FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are held in their respective margin accounts. Such margin accounts are maintained at Goldman
Sachs & Co. and may from time to time have debit balances. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the Shares purchased and sold. Currently, the interest rate charged on such margin accounts is the broker call rate plus 0.5% per annum.

Item 4.  Purpose of the Transaction

      The purpose of the acquisition of the Shares is for investment, and the purchases of the Shares by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Each may make further purchases of Shares from time to time and may dispose of any or all of the Shares held by it at any time. None of the Filing Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.
The Filing Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

     A.   Farallon Capital Partners, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCP is
incorporated herein by reference.   The percentage amount
set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 17,749,158 Shares reported by the Company to be outstand-ing as of September 30, 1996.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares in the 60 days prior to November 14, 1996 are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FPLLC as General Partner has the power to direct the affairs of FCP, including the disposition of the proceeds of the sale of the Shares. Mr. Steyer is the senior managing member of FPLLC, PAGE and Messrs. Boilini, Cohen, Downes, Fish, Fremder, Mellin and Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

     (e)  Not applicable.

     B.   Farallon Capital Institutional Partners, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares in the 60 days prior to November 14, 1996 are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FPLLC as General Partner has the power to direct the affairs of FCIP, including the disposition of the proceeds of the sale of the Shares. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes, Fish, Fremder, Mellin and Millham and
Mdmes. Fairman and Moore are managing members of FPLLC.

     (e)  Not applicable.

     C.   Farallon Capital Institutional Partners II,
          L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares in the 60 days prior to November 14, 1996 are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FPLLC as General Partner has the power to direct the affairs of FCIP II, including the disposition of the proceeds of the sale of the Shares. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes, Fish, Fremder, Mellin and Millham and
Mdmes. Fairman and Moore are managing members of FPLLC.

     (e)  Not applicable.

     D.   Tinicum Partners, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares in the 60 days prior to November 14, 1996 are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FPLLC as General Partner has the power to direct the affairs of Tinicum, including the disposition of the proceeds of the sale of the Shares. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes, Fish, Fremder, Mellin and Millham and
Mdmes. Fairman and Moore are managing members of FPLLC.

     (e)  Not applicable.

     E.   Farallon Capital Management, L.L.C.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares by the Managed Accounts in the 60 days prior to November 14, 1996 are set forth on Schedule E hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Steyer is the senior managing member of FCMLLC, and Messrs.
Boilini, Cohen, Downes, Fish, Fremder, Millham, and
Mellin and Ms. Moore are managing members of FCMLLC.

     (e)  Not applicable.


     F.   Farallon Partners, L.L.C.

     (a), (b)  The information set forth in rows 7, 8, 9,
10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

PAGE

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares.
Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes, Fish, Fremder, Mellin and
Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

     (e)  Not applicable.

     G.   Enrique H. Boilini

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Boilini is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     H.   David I. Cohen

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Cohen is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.
PAGE

     I.   Joseph F. Downes

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Downes is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     J.   Fleur E. Fairman

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
Ms. Fairman is a managing member of FPLLC.

     (e)  Not applicable.

     K.   Jason M. Fish

    (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Fish is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     L.   Andrew B. Fremder

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Fremder is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     M.   William F. Mellin

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Mellin is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     N.   Stephen L. Millham

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has

PAGE
the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr.
Millham is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     O.   Meridee A. Moore

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Ms. Moore is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     P.   Thomas F. Steyer

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Steyer is the senior managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     The ownership of the Shares reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fremder, Fish, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Shares, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owners of all such Shares other than the Shares owned by the Managed Accounts, and FCMLLC may be deemed to be the beneficial owner of all such

Shares owned by the Managed Accounts.  Each of FCMLLC,
FPLLC, Boilini, Cohen, Downes, Fairman, Fish, Fremder,
Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

      There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                         SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 1996



                         /s/ Thomas F. Steyer
                         FARALLON PARTNERS, L.L.C.,
                         on its own behalf and as General
                         Partner of FARALLON CAPITAL
                         PARTNERS, L.P., FARALLON CAPITAL
                         INSTITUTIONAL PARTNERS, L.P.,
                         FARALLON CAPITAL INSTITUTIONAL
                         PARTNERS, II, L.P., and TINICUM
                         PARTNERS, L.P.,
                         By Thomas F. Steyer,
                         Senior Managing Member


                         /s/ Thomas F. Steyer
                         FARALLON CAPITAL MANAGEMENT,
                         L.L.C.
                         By Thomas F. Steyer,
                         Senior Managing Member



                         /s/ Thomas F. Steyer
                         Thomas F. Steyer, individually
                         and as attorney-in-fact for each
                         of Enrique H. Boilini, David I.
                         Cohen, Joseph F. Downes, Fleur
                         E. Fairman, Jason M. Fish,
                         Andrew B. Fremder, William F.
                         Mellin, Stephen L. Millham, and
                         Meridee A. Moore.


PAGE

ANNEX 1

     Set forth below with respect to Farallon Capital
Management, L.L.C. and Farallon Partners, L.L.C. is the following: (a) name; (b) address; (c) principal business;
(d) state of organization; and (e) controlling persons.
Set forth below, with respect to each managing member of the General Partner of FCIP, FCIP II, FCP and Tinicum, is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.   (a)  Farallon Capital Management, L.L.C.
     (b)  One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c) Serves as investment adviser to various managed accounts
     (d)  Delaware limited liability company
     (e)  Managing Members: Thomas F. Steyer, Senior
Managing Member, Enrique H. Boilini, David I. Cohen,
Joseph H. Downes, Jason M. Fish, Andrew B. Fremder,
William F. Mellin, Stephen L. Millham and Meridee A.
Moore, Managing Members.

2.   (a)  Farallon Partners, L.L.C.
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Serves as general partner to investment
partnerships
     (d)  Delaware limited liability company
     (e)  Managing Members:  Thomas F. Steyer, Senior
Managing Member, Enrique H. Boilini, David I. Cohen,
Joseph H. Downes, Fleur E. Fairman, Jason M. Fish, Andrew
B. Fremder, William F. Mellin, Stephen L. Millham and
Meridee A. Moore, Managing Members.

3.   (a)  Enrique H. Boilini
     (b)  c/o Farallon Capital Management, L.L.C.
          75 Holly Hill Lane
          Greenwich, CT  06830
     (c)  Managing Member of Farallon Partners, L.L.C.,
Managing Member of Farallon Capital Management, L.L.C.
     (d)  Argentinean Citizen

4.   (a)  David I. Cohen
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
Managing Member of Farallon Capital Management, L.L.C.
     (d)  South African Citizen
PAGE

5.   (a)  Joseph F. Downes
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

6.   (a)  Fleur E. Fairman
     (b)  993 Park Avenue
          New York, New York  10028
     (c)  Managing Member of Farallon Partners, L.L.C.
     (d)  United States Citizen

7.   (a)  Jason M. Fish
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

8.   (a)  Andrew B. Fremder
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

9.   (a)  William F. Mellin
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

10.  (a)  Stephen L. Millham
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

PAGE

11.  (a)  Meridee A. Moore
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

12.  (a)  Thomas F. Steyer
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Senior Managing Member of Farallon Partners,
L.L.C.; Senior Managing Member of Farallon Capital
Management, L.L.C.
     (d)  United States Citizen

PAGE

                  JOINT ACQUISITION STATEMENT
                  PURSUANT TO RULE 13D-(f)(1)


     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amend-ments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  November 25, 1996


                    _____________________________________
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as General
                    Partner of FARALLON CAPITAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, II, L.P., and
                    TINICUM PARTNERS, L.P.
                    by Thomas F. Steyer,
                    Senior Managing Member



                    _____________________________________
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member



                    _____________________________________
                    Thomas F. Steyer, individually and as
                    attorney-in-fact for each of Enrique
                    H. Boilini, David I. Cohen, Joseph F.
                    Downes, Fleur E. Fairman, Jason M.
                    Fish, Andrew B. Fremder, William F.
                    Mellin, Stephen L. Millham, and
                    Meridee A. Moore.
PAGE

                         SCHEDULE A

              FARALLON CAPITAL PARTNERS, L.P.


                NO. OF SHARES           PRICE
TRADE DATE        PURCHASED           PER SHARE
                                (including commission)


10/17/96          56,300               $9.67
10/17/96          21,000               $9.56
10/17/96          28,400               $9.58
10/18/96          75,000               $9.625
10/21/96          40,000               $9.69
10/25/96          17,000               $9.66
10/25/96           8,500               $9.67
10/28/96          11,900               $9.60
10/29/96           4,800               $9.59
10/30/96           4,000               $9.59
11/14/96          16,000               $9.625

PAGE

                         SCHEDULE B
       FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

                 NO. OF SHARES          PRICE
TRADE DATE          PURCHASED         PER SHARE
                                 (including commission)


10/17/96          63,800               $9.67
10/17/96          23,800               $9.56
10/17/96          32,200               $9.58
10/18/96          85,000               $9.625
10/21/96          43,800               $9.69
10/25/96          17,500               $9.66
10/25/96           8,800               $9.68
10/28/96          12,300               $9.60
10/29/96           5,100               $9.59
10/30/96           4,300               $9.59
11/14/96          15,000               $9.625

PAGE

                         SCHEDULE C
      FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

                NO. OF SHARES         PRICE
TRADE DATE        PURCHASED         PER SHARE
                               (including commission)


10/17/96          11,300               $9.67
10/17/96           4,200               $9.56
10/17/96           5,700               $9.58
10/18/96          15,000               $9.625
10/21/96           8,700               $9.69
10/25/96           3,000               $9.66
10/25/96           1,500               $9.67
10/28/96           2,100               $9.60
10/29/96           1,000               $9.59
10/30/96           1,000               $9.59
11/14/96           4,300               $9.625

PAGE

                         SCHEDULE D

                 TINICUM PARTNERS, L.P.

                NO. OF SHARES           PRICE
TRADE DATE       PURCHASED            PER SHARE
                                 (including commission)


10/17/96           9,400               $9.67
10/17/96           3,500               $9.56
10/17/96           4,700               $9.58
10/18/96          12,500               $9.625
10/21/96           6,300               $9.69
10/25/96           3,000               $9.66
10/25/96           1,500               $9.67
10/28/96           2,100               $9.60
10/29/96             900               $9.59
10/30/96             900               $9.59
11/14/96           4,300               $9.625

PAGE

                         SCHEDULE E

             FARALLON CAPITAL MANAGEMENT, L.L.C.

               NO. OF SHARES           PRICE
TRADE DATE       PURCHASED           PER SHARE
                                (including commission)


10/17/96          37,500               $9.67
10/17/96          14,000               $9.56
10/17/96          18,900               $9.58
10/18/96          50,000               $9.625
10/21/96          20,000               $9.69
10/25/96           7,000               $9.66
10/25/96           3,500               $9.67
10/28/96           4,900               $9.60
10/29/96           1,700               $9.59
10/30/96           1,500               $9.59
11/14/96           8,500               $9.625
10/17/96           1,900               $9.67
10/17/96             700               $9.56
10/17/96             900               $9.58
10/18/96           2,500               $9.625
10/21/96           1,200               $9.69
10/25/96             500               $9.66
10/25/96             200               $9.68
10/28/96             300               $9.60

PAGE

10/29/96             100               $9.59
10/30/96             200               $9.60
11/14/96           1,100               $9.625
10/17/96           7,500               $9.67
10/17/96           2,800               $9.56
10/17/96           3,800               $9.58
10/18/96          10,000               $9.625
10/21/96           5,000               $9.69
10/25/96           2,000               $9.66
10/25/96           1,000               $9.68
10/28/96           1,400               $9.60
10/29/96             600               $9.59
10/30/96             600               $9.59
11/14/96           4,300               $9.625